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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                            UGLY DUCKLING CORPORATION
                            (Name of Subject Company)

                            UGLY DUCKLING CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   903512 10 1
                      (CUSIP Number of Class of Securities)

                                 FRANK P. WILLEY
     CHAIRMAN OF THE SPECIAL TRANSACTION COMMITTEE OF THE BOARD OF DIRECTORS
                            C/O P. ROBERT MOYA, ESQ.
                        QUARLES & BRADY STREICH LANG LLP
                             ONE RENAISSANCE SQUARE
                              TWO N. CENTRAL AVENUE
                           PHOENIX, ARIZONA 85004-2391
                                 (602) 230-5580
      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

                                 With Copies To:

                              P. ROBERT MOYA, ESQ.
                        QUARLES & BRADY STREICH LANG LLP
                             ONE RENAISSANCE SQUARE
                              TWO N. CENTRAL AVENUE
                           PHOENIX, ARIZONA 85004-2391

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on December 7, 2001, by Ugly Duckling Corporation, a Delaware corporation ("Ugly Duckling" or the "Company"), as amended and supplemented by Amendment No. 1 filed by the Company with the SEC on December 10, 2001 and Amendment No. 2 filed by the Company with the SEC on December 13, 2001.
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ITEM 1.     SUBJECT COMPANY INFORMATION.

      The name of the subject company to which this Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 (together with Exhibits and Annexes hereto, this "Statement") relates is Ugly Duckling Corporation, a Delaware corporation ("Ugly Duckling" or the "Company"). The address of the principal executive offices of the Company is 4020 East Indian School Road, Phoenix, Arizona 85018. The telephone number of Ugly Duckling at its principal executive offices is (602) 852-6600.

      The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.001 per share (the "Common Stock"). As of December 6, 2001, there were 12,273,749 shares of the Common Stock outstanding.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

      The Company is the filing person. The name, business address and telephone number of the Company are set forth in Item 1 above.

      This amended Statement relates to the amended and restated tender offer by UDC Acquisition Corp. (the "Purchaser") an affiliate of Ernest C. Garcia, II, the Company's Chairman of the Board of Directors and principal stockholder and Gregory B. Sullivan, the President, Chief Executive Officer and a Director of the Company, to purchase all of the outstanding Common Stock not owned by Mr. Garcia, Mr. Sullivan, the Purchaser or their affiliates, at a purchase price of $3.53 in cash per share (the "Amended Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Amended and Restated Offer to Purchase, dated December 14, 2001 (the "Amended Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Amended Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Amended Offer"), filed with the Securities and Exchange Commission on December 14, 2001 by Purchaser as an exhibit to Amendment No. 5 to Schedule TO (the "Amended Schedule TO").

      As set forth in the Amended Schedule TO, Mr. Garcia's and Purchaser's business address is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016, and his business telephone number is (602) 778-5000.

      All information contained or incorporated by reference in this Statement concerning Purchaser, Mr. Garcia, Mr. Sullivan and their affiliates (other than the Company), as well as actions or events respecting any of them, was provided for inclusion herein by such persons or obtained from reports or statements filed by Purchaser or Mr. Garcia with the Securities and Exchange Commission, including without limitation, the Schedule TO and the Amended Schedule TO. The Company assumes no responsibility for that information.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      CONFLICTS OF INTEREST.

      In considering the position that the Board of Directors of the Company has taken with respect to the Amended Offer, the stockholders of the Company should be aware that the executive officers and directors of the Company have interests in connection with the Amended Offer that present them with actual or potential conflicts of interest, including those summarized below.


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      Director and Officer Ownership of Shares. Officers and directors of the
Company other than Mr. Garcia and Mr. Sullivan who own shares of Common Stock will receive the Amended Offer Price in the Offer on the same terms as the unaffiliated stockholders. As of December 9, 2001, the members of the Board of Directors and executive officers of the Company other than Mr. Garcia owned in the aggregate 167,453 shares of Common Stock and will receive a payment for their shares in the aggregate amount of $591,109, assuming that they tender all of their shares in the Amended Offer.

      Stock Options. As of December 6, 2001, directors and executive officers of the Company other than Mr. Garcia and Mr. Sullivan held vested options issued under the Company's employee benefit plans to acquire an aggregate of 133,999 shares of Common Stock, with exercise prices ranging from $4.03 to $9.69 per share. Holders of vested options who wish to tender the underlying shares in the Amended Offer must exercise their options and purchase shares of Common Stock and then tender the shares pursuant to the Amended Offer.

      Continued Employment of Officers and Directors following the Offer. If Purchaser consummates the Amended Offer, Purchaser has disclosed in the Amended Schedule TO that the current executive officers of the Company would remain in place. The Amended Schedule TO states that Mr. Garcia may be interested in changing the composition of the Board of Directors upon successful consummation of the Amended Offer.

      Indemnification and Related Arrangements. The Company's certificate of incorporation and bylaws contain limited immunities from monetary liability for the directors and limited rights to indemnification in favor of the directors and officers. The directors and officers are also covered by director and officer liability insurance, and have indemnification agreements with the Company.

      CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

      Certain agreements, arrangements and understandings between the Company and its executive officers, directors or affiliates are described in the Company's Proxy Statement for the Annual Meeting of Stockholders, which was mailed to stockholders under cover of letter dated November 14, 2001, under the following captions: "Board of Directors, Board Committees and other Board Information," "Proposal To Be Voted On Item No. 2 - Issuance of Warrants," "Security Ownership of Certain Beneficial Owners and Management," "Compensation of Executive Officers, Benefits and Related Matters," and "Certain Relationships and Related Transactions." These items were filed previously with the Commission as Exhibit 2 to this Statement and are incorporated herein by reference.

      AMENDMENT OF OFFER AND MERGER AGREEMENT.

      On November 26, 2001, Mr. Garcia commenced a tender offer to purchase all of the Common Stock not currently owned by Mr. Garcia at a price of $2.51 per share on the terms and conditions set forth in his Offer to Purchase dated November 26, 2001 which was filed with the SEC on November 26, 2001 by Mr. Garcia as an exhibit to Schedule TO (the "Initial Schedule TO") and related Letter of Transmittal (together with the Offer to Purchase, the "Original Offer").

      On December 10, 2001, Purchaser, UDC Holdings Corp. (the owner of all of the outstanding shares of the Purchaser), the Company, Mr. Garcia and Mr. Sullivan reached a definitive agreement (the "Merger Agreement") which provides for, among other things, (i) an increase in the price per share of Common stock to be paid pursuant to the Amended Offer from $2.51 per share to $3.53 per share, in cash, (ii) the amendment and restatement of the conditions to the Original Offer to reflect the terms of the Amended Offer and (iii) the merger of Purchaser (or another direct or indirect wholly-owned subsidiary


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of UDC Holdings Corp.) with and into the Company (the "Merger") as promptly as is practicable following the consummation of the Amended Offer. Copies of the Merger Agreement and the joint press release announcing the Merger Agreement were filed previously as Exhibits 4 and 5, respectively, to this Statement.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      For the reasons set forth below, the Special Transaction Committee of the Board of Directors of the Company unanimously recommends that stockholders accept the Amended Offer and tender their shares of Common Stock pursuant to the Amended Offer and that the Board of Directors approve and adopt the Merger Agreement and the Merger. In light of this recommendation by the Special Transaction Committee, the Company, based on the unanimous recommendation of the Board of Directors, recommends that stockholders accept the Amended Offer and tender their shares of Common Stock pursuant to the Amended Offer and approve and adopt the Merger Agreement and the Merger.

      The Special Transaction Committee and the Board of Directors strongly urge each holder of Common Stock to make his or her own decision as to the acceptability of the Amended Offer, including the adequacy of the Amended Offer Price, based on all the available information, including the factors considered by the Special Transaction Committee described below.

BACKGROUND

      In October 2000, Mr. Garcia made a proposal to the Board of Directors of the Company to merge the Company with a to-be-formed entity beneficially owned by Mr. Garcia. As part of the proposed merger, each stockholder other than Mr. Garcia would have received $2.50 in cash and $6.00 in subordinated debt per share of Common Stock. The Board appointed a special committee composed of two independent directors to consider and evaluate the proposal and the special committee retained its own legal counsel. After discussions with the Board of Directors of the Company and the special committee, Mr. Garcia withdrew the proposal on October 27, 2000.

      After withdrawing the initial merger proposal, Mr. Garcia approached the officers and directors of the Company regarding the possibility of a modified acquisition proposal by Mr. Garcia, or an entity beneficially owned by Mr. Garcia. Mr. Garcia submitted a written merger proposal to the Board of Directors in April 2001. As part of the proposed merger, each stockholder other than Mr. Garcia would have received $2.00 in cash and $5.00 in subordinated debt per share of Common Stock. The subordinated debt was proposed to have a 10 year term, interest payable at 10% and interest only payments semi-annually until maturity. The proposal also included an option for Gregory B. Sullivan, president and chief executive officer of the Company, to acquire a 20% equity interest in the to-be-formed entity.

      The Board appointed a special committee composed of two independent directors to consider and evaluate the proposal. The special committee retained an investment banker and its own legal counsel. The special committee sought offers from third parties for alternative transactions, but did not receive any proposals. The special committee and Mr. Garcia negotiated various terms of the proposal, including the purchase price per share. As a result of the negotiations, Mr. Garcia proposed an increased merger consideration of $7.50 per share, composed of $2.00 cash and $5.50 in principal amount of subordinated debentures maturing in 10 years. The proposed modification also provided for Mr. Sullivan to acquire a 10% ownership interest in Mr. Garcia's to-be-formed entity before the effective time of the merger (rather than an option to acquire a 20% interest after the merger), such that, after giving effect to the merger, Mr. Garcia and Mr. Sullivan would be the only stockholders of Ugly Duckling. In addition, the terms of the notes were modified to provide for a mandatory redemption provision.


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      After the tragic events occurring on September 11, 2001, Mr. Garcia withdrew his merger proposal citing such events and the resulting uncertainty of the economy.

      In November 2001, Mr. Garcia informed the Board of Directors that he intended to commence the Original Offer. Shortly thereafter, the Board of Directors established the Special Transaction Committee, composed of four independent directors (referred to in this Statement as the "Special Transaction Committee" or the "Committee"), which was authorized and directed to review and consider the terms of the Original Offer and make a recommendation to the Board regarding the position the Board should take with respect to the Original Offer. The Committee retained an investment banker and its own legal counsel. Mr. Garcia commenced the Original Offer on November 26, 2001.

      On December 5, 2001, Mr. Garcia presented to the Board of Directors and the Special Transaction Committee a proposal to modify the terms and structure of the Original Offer. On December 6, 2001, the Committee met and determined that it was unable to take a position on the Original Offer because the Committee was engaged in discussions with Mr. Garcia regarding the proposed terms and structure and there was a possibility of an increase in the Original Offer price and/or a negotiated transaction between the Company and Mr. Garcia.

CONSIDERATIONS AND RECOMMENDATION

      Special Transaction Committee

      On December 9, 2001, the Special Transaction Committee unanimously determined that the terms of the Amended Offer and Merger are fair to stockholders other than the Purchaser and Messrs. Garcia and Sullivan, that the Company should recommend to its stockholders that they accept the Amended Offer and tender their shares of Common Stock pursuant to the Amended Offer, and that the Board of Directors of the Company should approve and adopt the Merger Agreement and the Merger. In making its determination and recommendation, the Committee considered a number of factors. Some factors supported acceptance of the Amended Offer. Other factors supported rejection of the Amended Offer. The following is a summary of the principal factors the Special Transaction Committee considered.

- The Company's business, financial condition, results of operations, assets, liabilities, business strategy and competitive position, as well as various uncertainties associated with those prospects in light of the unsettled general economic conditions.

- The current and prospective conditions and trends in the Company's industry and the anticipated effect of such conditions and trends on the Company's business and its stockholders. The Committee believed that the near term may be challenging for the Company due to the current economic slowdown and the effect on the economy of national and international developments in the U.S. war on terrorism and that there is a risk that the Company's performance and future value to stockholders would be adversely affected by these conditions.

- The presentation of U.S. Bancorp Piper Jaffray, Inc. ("U.S. Bancorp Piper Jaffray") to the Committee at its meeting on December 6, 2001, as to various financial and other matters relevant to the Committee's considerations, a copy of which is filed as Exhibit 6 to this Amendment No. 3.

- The opinion of U.S. Bancorp Piper Jaffray as of December 9, 2001, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the $3.53 per share in cash to be received by the holders of Common Stock, other than the Purchaser and Messrs. Garcia and Sullivan, in the Amended Offer and Merger is fair, from a financial point of view, to such stockholders. The full text of U.S. Bancorp Piper Jaffray's fairness opinion was filed previously as


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   Exhibit 7 to this Statement. The Committee considered this to be an important factor in its determination that the Amended Offer and Merger are fair to minority stockholders.

- The fact that the Amended Offer price represents a substantial premium over recent closing sale prices of the Common Stock on the Nasdaq National Market. In particular, the Amended Offer price represents (a) a 41.8% premium over $2.49, the closing price of the Common Stock on the Nasdaq National Market on November 15, 2001, the last day before announcement of the Offer, (b) a 44.7% premium over $2.44, the average closing price of the Common Stock on the Nasdaq National Market during the 30 days ending on November 15, 2001, (c) a 16.1% premium over $3.04, the average closing price of the Common Stock on the Nasdaq National Market during the 60 days ending on November 15, 2001, and (d) a 41.8% premium over $2.49, the average closing price of the Common Stock on the Nasdaq National Market during the 53 days following the date on which Mr. Garcia withdrew his most recent previous offer and ending on November 15, 2001. The Committee noted that these premiums are comparable to the implied premiums in selected transactions as set forth in the analysis presented by U.S. Bancorp Piper Jaffray. The Committee considered this to be an important factor in its determination that the Amended Offer and Merger are fair to minority stockholders. The Committee did not consider relevant the trading prices of the Common Stock during the pendency of Mr. Garcia's April 2001 merger proposal, which was withdrawn on September 24, 2001, because the Committee believed such trading prices were influenced by the existence of the proposed merger in which the stockholders would have received $2.00 in cash and $5.00 in subordinated notes. The Committee did consider relevant the historical trading prices of the Common Stock prior to Mr. Garcia's April 2001 proposal, which ranged from a high of $8.88 in the fourth quarter of 1999 to a low of $3.19 in the second quarter of 2001. However, the Committee believed that the importance of such prior trading prices was diminished because of the Company's deteriorating financial performance, including a substantial operating loss in the third quarter of 2001, and the worsening U.S. economy over the past 12 months.

- The fact that the Amended Offer and the Merger provide for a prompt cash tender offer for all shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock.

- The fact that the consummation of the Amended Offer and the Merger is likely and there are only limited conditions to the consummation of the Amended Offer and Merger.

- The representation of the Purchaser that it will have sufficient funds to consummate the Amended Offer and the Merger and the fact that the Amended Offer and the Merger are not subject to a financing condition.

- The judgment of the Committee, based on arm's length negotiations with Mr. Garcia, that the Amended Offer price represented the highest price that Mr. Garcia would be willing to pay in the Amended Offer.

- The fact that the Amended Offer price represents a 71% discount relative to the book value of the Common Stock. The Committee considered this fact to weigh against determining that the Amended Offer and Merger are fair to minority stockholders.

- The fact that Mr. Garcia presently owns a majority of the outstanding Common Stock, and that it is presently proposed that, in connection with a loan by an entity owned by Mr. Garcia to the Company, warrants to purchase 1,500,000 shares of Common Stock would be issued to Mr. Garcia. If these warrants are issued and exercised in full, Messrs. Garcia and Sullivan would beneficially own, in the


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   aggregate, approximately 66% of the outstanding Common Stock. Due in part to
   Mr. Garcia's substantial ownership, the liquidity and trading volume of the remaining outstanding shares of Common Stock are relatively low. Additionally, no investment banking firms currently publish research reports on the Company. Illiquidity typically has an adverse effect on trading prices, which can be further depressed by limited research analyst coverage. The Committee believes that this lack of liquidity, low trading volume and minimal analyst coverage is likely to worsen as Mr. Garcia acquires more shares, including shares which may be acquired in the Amended Offer.

- The fact that the Special Transaction Committee believes that there are only limited prospects for selling the Company to a third party at a price per share in excess of the Amended Offer price, and the fact that in the course of an earlier proposal by Mr. Garcia during the Summer of 2001, a previous special committee actively sought third party offers to acquire the Company without success. Additionally, Mr. Garcia has indicated to the Committee that he is not presently interested in selling all or substantially all of his shares of Common Stock. The Committee believes that even if Mr. Garcia agreed to sell his shares, the likelihood of successfully marketing the Company is lower now than it was during the Summer of 2001, due to the worsening U.S. economy and the uncertainty created by other recent national and international events.

- The possibility that if Mr. Garcia were to withdraw the Amended Offer, the trading price of the Common Stock could decline. The last reported closing price of the Common Stock on the Nasdaq National Market before the Offer was announced was $2.49.

- The fact that Mr. Garcia currently has sufficient voting power to approve an alternative transaction with an entity controlled by Mr. Garcia, which may involve a lower price than the Amended Offer price and may involve other terms and conditions less favorable to the Company's minority stockholders than those governing the Amended Offer, without the affirmative vote of any other stockholders of the Company.

- The fact that consummation of the Merger is conditioned upon the participation of holders of a majority of the outstanding shares of Common Stock other than Mr. Garcia, Mr. Sullivan, the Purchaser and their affiliates by either tendering their shares in the Amended Offer or voting in favor of the Merger, and the fact that minority stockholders would be entitled to judicial appraisal of the value of their shares of Common Stock in connection with the Merger. The Committee believes that these are important procedural protections for the minority stockholders. The Committee recognized that these procedural protections would not be effective in respect of shares of Common Stock not tendered in the Amended Offer if the Merger is not consummated for any reason, including a failure to satisfy any condition precedent to the Merger, and that the stockholders will not know for certain whether or not the Merger will occur at the time shares are tendered. However, the Committee believed that the effect of this uncertainty was diminished because the Merger is subject only to certain limited conditions precedent.

- The fact that after the Amended Offer and Merger are consummated, stockholders will not have the opportunity to participate in any future growth of the Company.

- The fact that the tender and acceptance of the shares of Common Stock will be treated as a sale of the shares for federal and most state income tax purposes, which generally will require stockholders who tender their shares to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the shares sold and their adjusted basis in the shares.

- The fact that certain of the officers and directors of the Company have conflicts of interest, as described in Item 3 of this Statement.


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-  The fact that the plaintiffs in the pending shareholder litigation agreed to settle all claims if Mr. Garcia proceeds with the Amended Offer and Merger.

- The advice of the Company's legal advisors with respect to the terms of the Merger Agreement, the Amended Offer and the Merger.

      The Committee did not consider the relationship of the Amended Offer Price to the Company's liquidation value. The Committee believes that such analysis is not a useful measure of fair value for the Common Stock because of the many fundamental assumptions required to evaluate important elements of the Company's assets in a liquidation scenario, principally its securitized loan portfolios, and the Committee's understanding that Mr. Garcia intends to continue operating the business and has no present intention, and cannot be compelled, to cease operating the Company's business and liquidate its assets. Also, the Committee believed that there is substantial value in continuing the Company as a going concern, and liquidation would destroy that value. Therefore, the Special Transaction Committee did not seek an appraisal of the liquidation value for the Company's assets.

      The Committee also did not consider the fact that Mr. Garcia and his affiliates have purchased shares in open market and other transactions during the past two years at prices ranging from $2.51 to $5.50. The Committee believed that these transactions reflect, generally, the declining trading prices of the Common Stock over the past 24 months and therefore are not relevant to a determination of the fairness of the Amended Offer.

      The foregoing discussion of the information and factors considered by the Board of Directors and Special Transaction Committee is not intended to be exhaustive but includes all material factors considered. In light of the number and variety of factors that the Committee considered in evaluating the Amended Offer, except as otherwise noted, the Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to recommend that stockholders tender their shares and advise the Board to take the same position. The determination by the Special Transaction Committee was made after consideration of all the factors taken as a whole.

      Board of Directors

      In light of the decision of the Special Transaction Committee to recommend that stockholders accept the Amended Offer and tender their shares of Common Stock pursuant to the Amended Offer and approve and adopt the Merger Agreement and the Merger, the Board of Directors likewise recommends that stockholders accept the Amended Offer and tender their shares of Common Stock pursuant to the Amended Offer and approve and adopt the Merger Agreement and the Merger.

      Company

      The Company expressly adopts as its own the foregoing discussion of the information and factors considered by and the findings of the Special Transaction Committee, including the determination that the Amended Offer and Merger are fair to stockholders other than the Purchaser and Messrs. Garcia and Sullivan.

OPINION OF U.S. BANCORP PIPER JAFFRAY

      The Special Transaction Committee engaged U.S. Bancorp Piper Jaffray to render to the Committee an opinion as to the fairness to the holders of the Common Stock other than the Purchaser and its affiliates, from a financial point of view, of the consideration to be received by holders of Common Stock in the Amended Offer and Merger (the "Transaction"). U.S. Bancorp Piper Jaffray delivered to the


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Special Transaction Committee on December 9, 2001, its opinion, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, that the consideration to be received by holders of Common Stock in the Transaction was fair, from a financial point of view, to the holders of the Common Stock other than the Purchaser and its affiliates.

      While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to the Special Transaction Committee, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the Special Transaction Committee as to the specific form or amount of the consideration to be received by the Company's stockholders in the proposed transaction, which was determined through negotiations between the Company and Mr. Garcia. U.S. Bancorp Piper Jaffray's written opinion, which was directed to the Special Transaction Committee, addresses only the fairness, from a financial point of view, of the proposed consideration to be received by holders of Common Stock in the Transaction, does not address the Company's underlying business decision to proceed with or effect the transaction and does not constitute a recommendation to any stockholder of the Company as to whether the holder should tender shares in the Amended Offer or whether any holder of Common Stock should exercise statutory appraisal rights in connection with the Merger.

      In arriving at its opinion, U.S. Bancorp Piper Jaffray reviewed and analyzed, among other things:

      - General business and financial due diligence with certain members of the Company's senior management team. Topics discussed included, but were not limited to, the background and rationale for the transaction, the financial condition, operating performance, balance sheet characteristics and additional new business prospects of the Company;

      -     a draft of the Merger Agreement, dated December 7, 2001;

      - certain publicly available business and financial information relating to the Company that U.S. Bancorp Piper Jaffray deemed relevant, including Annual Reports on Form 10-K for the fiscal years ended December 31, 2000, 1999, and 1998, and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2001, June 30, 2001, March 31, 2001 and September 30, 2000;

      - the most recent interim financial statements and other Company operating data since the September 30, 2001 Quarterly Report on Form 10-Q;

      - the past and current operations and financial condition and prospects and business strategy of the Company with senior executives of the Company;

      - Board of Director information materials and minutes for the meetings held in April, July and October 2001;

      -     financial projections prepared by management of the Company;

      - to the extent available publicly, financial terms of certain merger and acquisition transactions deemed relevant by U.S. Bancorp Piper Jaffray;

      - financial, market performance and other data of publicly traded entities deemed similar to the Company by U.S. Bancorp Piper Jaffray for comparison with similar data from the Company; and

      - additional information and analyses as deemed necessary by U.S. Bancorp Piper Jaffray, including assessment of general economic, industry and financial market conditions.


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      For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by the Company or otherwise made available to U.S. Bancorp Piper Jaffray, and did not attempt to verify independently this information. U.S. Bancorp Piper Jaffray assumed, in reliance on assurances from the management of the Company, that the information provided to U.S. Bancorp Piper Jaffray by the Company was prepared on a reasonable basis and, with respect to financial projections, any financial models based on such projections and other business outlook information, reflected the best currently available estimates and judgments of the management of the Company as to the future performance of the Company, and that the management of the Company was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray assumed that the draft of the Merger Agreement, dated December 7, 2001, accurately reflected all terms relevant to its analysis and that any other transactions contemplated in the draft of the Merger Agreement will be consummated as described in the draft of the Merger Agreement. U.S. Bancorp Piper Jaffray did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or the Purchaser and was not furnished with any such appraisals. U.S. Bancorp Piper Jaffray expressed no opinion regarding whether the necessary regulatory approvals or other conditions to consummation of the transactions contained in the merger agreement will be obtained or satisfied. U.S. Bancorp Piper Jaffray analyzed the Company as a going concern and accordingly expressed no opinion as to the liquidation value of any entity. The U.S. Bancorp Piper Jaffray analyses were based on economic, monetary and market conditions existing on, and the information made available to U.S. Bancorp Piper Jaffray as of December 3, 2001.

      With respect to the Amended Offer, the Special Transaction Committee did not request U.S. Bancorp Piper Jaffray to solicit, and U.S. Bancorp Piper Jaffray did not solicit, any indications of interest from any third party with respect to the purchase of all or any part of the Company's shares or assets.

      In its analyses, U.S. Bancorp Piper Jaffray made numerous assumptions regarding industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. U.S. Bancorp Piper Jaffray does not assume responsibility if future results are materially different from the results described in its analyses. Estimates in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than the values described in these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which those businesses may actually be sold.

      The following is a summary of the material analyses and other information that U.S. Bancorp Piper Jaffray prepared and relied on in delivering its opinion to the Special Transaction Committee. This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by U.S. Bancorp Piper Jaffray, these tables must be read together with the text of each analysis summary, and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below should not be taken as any indication of the relative weight given to these analyses by U.S. Bancorp Piper Jaffray or the Special Transaction Committee.

      SELECTED MARKET INFORMATION

      U.S. Bancorp Piper Jaffray reviewed selected market information concerning the Common Stock. Among other things, U.S. Bancorp Piper Jaffray noted the following with respect to the trading of the Common Stock:

      -     The closing sales price on December 3, 2001 was $2.57.

      - Over the 52-week period ended December 3, 2001, the stock had traded in a range from $2.00 to $4.90, and had an average daily volume of 27,874 shares.

      - The 30 and 60-day trading averages ended on December 3, 2001 were $2.42, and $2.73 per share, respectively.

      DISCOUNTED CASH FLOW ANALYSIS

      U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis on the projected financial information of the Company from September 30, 2001 through December 31, 2005 based upon operating and financial assumptions, forecasts and other information provided to U.S. Bancorp Piper Jaffray by the management of the Company. Using this information, U.S. Bancorp Piper Jaffray discounted to a present value the projected stream of operating income through the year 2005, as adjusted for income taxes (at an assumed rate of 41.0%), projected depreciation and amortization, forecasted working capital adjustments and forecasted capital expenditures. To estimate the residual value of the Company at the end of the forecast period (the "terminal value"), U.S. Bancorp Piper Jaffray applied a range of multiples from 6.0x to 10.0x to projected 2005 after-tax operating income. U.S. Bancorp Piper Jaffray used discount rates in this analysis ranging from 16.0% to 20.0%.

      Based on these discount rates and the range of terminal values, U.S. Bancorp Piper Jaffray calculated the implied equity value per share of the Common Stock in a range from approximately $1.69 to $4.93.

      COMPARABLE TRANSACTIONS

      U.S. Bancorp Piper Jaffray reviewed and compared valuation multiples and premiums paid in merger and acquisition transactions that have occurred since January 1, 1997 involving companies U.S. Bancorp Piper Jaffray deemed comparable with the Company. U.S. Bancorp Piper Jaffray based its analyses on information obtained from SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. However, certain of the information available to U.S. Bancorp Piper Jaffray for these transactions was incomplete, particularly for transactions involving privately held companies.

      For its analysis of the multiples paid in transactions with businesses comparable to the Company's, U.S. Bancorp Piper Jaffray reviewed transactions involving auto dealers and distributors, auto finance companies, sub-prime auto finance companies and sub-prime consumer finance companies. U.S. Bancorp Piper Jaffray calculated and analyzed company value (for this analysis, except as noted below, determined by adding short-term and long-term debt to the aggregate transaction purchase price and subtracting cash and cash equivalents) as a multiple of LTM Revenue, LTM EBITDA, LTM EBIT, net income for the last 12 months ("LTM Net Income"), book value and tangible book value. This analysis indicated the following multiples (not meaningful values marked "NM"):

Auto Dealers & Distributors

                                                                     Comparable Transaction Multiples
                                               Company       ---------------------------------------------
             Metric                            Multiples      Median       Mean        Minimum      Maximum
             ------                            ---------      ------       ----        -------      -------
   Deal Value / LTM Revenue                      0.28x        0.22x       0.32x        0.02x        1.37x
   Deal Value / LTM EBITDA                       7.68x        8.22x       9.02x        3.22x        21.77x
   Deal Value / LTM EBIT                          NM          8.84x      10.45x        3.65x        26.78x
   Deal Value / LTM Net Income                    NM         17.69x      21.33x        5.13x        44.07x


Auto Finance, Including Sub-Prime

                                                                    Comparable Transaction Multiples
                                                Company      ---------------------------------------------
             Metric                            Multiples     Median       Mean        Minimum      Maximum
             ------                            ---------     ------       ----        -------      -------
   Deal Value / LTM Net Income                    NM          6.13x       6.13x        6.04x        6.23x
   Deal Value / Book Value                       0.29x        0.87x       1.20x        0.74x        2.00x

Consumer Finance, Sub-Prime

                                                                    Comparable Transaction Multiples
                                                Company      ---------------------------------------------
                   Metric                      Multiples     Median       Mean        Minimum      Maximum
                   ------                      ---------     ------       ----        -------      -------
   Deal Value / LTM Net Income                    NM          6.04x       5.92x        2.84x        9.33x
   Deal Value / Book Value                       0.29x        1.36x       1.47x        0.46x        3.44x

      IMPLIED PREMIUMS PAID ANALYSIS

      U.S. Bancorp Piper Jaffray also analyzed the implied premiums paid in selected transactions with businesses comparable to the Company's relative to public market pre-announcement trading prices. This analysis presented the following implied premiums data:

Auto Finance, Including Sub-Prime

                                                                          Comparable Premiums
                                             Transaction     ---------------------------------------------
                                              Premiums       Median       Mean        Minimum      Maximum
                                              --------       ------       ----        -------      -------
   1 Day Premium (%)                            41.77         44.45       54.60        30.67        88.67
   1 Week Premium (%)                           42.91         50.36       45.88        20.62        66.66
   1 Month Premium (%)                          45.87         37.35       51.42        26.45        90.47

Consumer Finance, Sub-Prime

                                                                          Comparable Premiums
                                             Transaction     ---------------------------------------------
                                              Premiums       Median       Mean        Minimum      Maximum
                                              --------       ------       ----        -------      -------
   1 Day Premium (%)                            41.77         35.59       51.64        30.67        88.67
   1 Week Premium (%)                           42.91         45.45       44.24        20.62        66.66
   1 Month Premium (%)                          45.87         60.00       58.97        26.45        90.47

Going Private Transactions

                                                                           Comparable Premiums
                                             Transaction      ---------------------------------------------
                                              Premiums        Median       Mean        Minimum      Maximum
                                              --------        ------       ----        -------      -------
   1 Day Premium (%)                            41.77         32.08       39.83       (11.11)       220.00
   1 Week Premium (%)                           42.91         38.89       43.17       (5.14)        113.33
   1 Month Premium (%)                          45.87         41.18       48.32        2.94         166.67

      COMPARABLE COMPANIES

      U.S. Bancorp Piper Jaffray reviewed and compared financial, operating and stock market information relating to the Company with a group of publicly traded companies U.S. Bancorp Piper Jaffray deemed comparable with the Company. These companies consisted of small-capitalization auto finance companies, new and used car dealerships and used car dealerships.

      Using publicly available data, U.S. Bancorp Piper Jaffray calculated and analyzed the ratio of each comparable company's "company value" to its revenue for the last 12 months ("LTM Revenue") its earnings before interest, taxes, depreciation, and amortization for the last 12 months ("LTM EBITDA") and earnings before interest and taxes for the last 12 months ("LTM EBIT"); the ratio of each comparable company's current stock price to its earnings for the last 12 months ("LTM Earnings"), projected earnings for 2001 and projected earnings for 2002 and the ratio of each comparable Company's market value to its book value and tangible book value. The "company value" for each company was obtained by adding its short-term and long-term debt to the sum of the market value of its common equity and the value of any preferred stock (at liquidation value) and subtracting its cash and cash equivalents. The analysis indicated the following multiples (not meaningful values marked "NM"):

Small-Cap Auto Finance

                                                                          Comparable Company Multiples
                                               Company
            Metric                             Multiples         Median        Mean        Minimum       Maximum
            ------                             ---------         ------        ----        -------       -------
Price / LTM Earnings                              NM              7.67x        8.22x        3.95x        13.59x
Price / 2001 Earnings                             NM             12.32x       12.32x        11.85x       12.79x
Price / 2002 Earnings                           5.68x            10.04x       10.04x        8.63x        11.45x
Equity Value / Book Value                       0.29x             1.10x        1.09x        0.38x         1.77x
Equity Value / Tangible Book Value              0.31x             1.10x        1.09x        0.38x         1.77x

Car Dealers, New and Used

                                                                          Comparable Company Multiples
                                               Company
                Metric                         Multiples         Median        Mean        Minimum       Maximum
                ------                         ---------         ------        ----        -------       -------
Price / LTM Earnings                              NM             12.61x       12.74x        11.44x       14.16x
Price / 2001 Earnings                             NM             13.18x       12.73x        10.75x       13.39x
Price / 2002 Earnings                           5.68x            10.94x       10.75x        8.68x        12.14x
Company Value / LTM Revenue                     0.28x             0.27x        0.25x        0.16x         0.31x
Company Value / LTM EBITDA                      7.68x             7.64x        7.29x        4.97x         8.24x
Company Value / LTM EBIT                          NM              8.65x        8.47x        6.00x         9.93x

Used Car Dealers

                                                                          Comparable Company Multiples
                                               Company
                Metric                         Multiples         Median        Mean        Minimum       Maximum
                ------                         ---------         ------        ----        -------       -------
Price / LTM Earnings                              NM             19.86x       19.86x        8.47x        31.25x
Price / 2001 Earnings                             NM             27.78x       27.78x        27.78x       27.78x
Price / 2002 Earnings                           5.68x            22.99x       22.99x        22.99x       22.99x
Company Value / LTM Revenue                     0.28x             0.72x        0.57x        0.25x         0.74x
Company Value / LTM EBITDA                      7.68x             6.59x        7.81x        5.01x        11.82x
Company Value / LTM EBIT                          NM              7.30x        8.90x        5.76x        13.65x

      In reaching its conclusion as to the fairness of the transaction consideration and in its presentation to the Special Transaction Committee, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

      The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which the Company was compared and other factors that could affect the public trading value of the Company.

      As compensation for its services in connection with its financial analyses, the Company has agreed to pay U.S. Bancorp Piper Jaffray an aggregate fee of $550,000 of which $300,000 is payable upon delivery of an opinion regarding the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company in the Transaction, other than the Purchaser and its affiliates. In addition, the Company has agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out of pocket expenses in connection with its engagement and to indemnify U.S. Bancorp Piper Jaffray against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

      U.S. Bancorp Piper Jaffray has provided services to the Company regarding a prior offer by Mr. Garcia, for which it was paid a customary retainer fee, and provided services to the Company in connection with the sale of an affiliated company, Cygnet Dealer Finance, Inc. to Mr. Garcia in December 1999, for which it was paid a customary fee. U.S. Bancorp Piper Jaffray acts as a market maker for the Company's Common Stock and in the past has issued research reports and recommendations on the Company's Common Stock. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

      The Special Transaction Committee selected U.S. Bancorp Piper Jaffray on the basis of U.S. Bancorp Piper Jaffray's experience and reputation in valuing securities in connection with mergers and acquisitions and its historical investment banking relationship and familiarity with the Company. U.S. Bancorp Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes.

INTENT TO TENDER

      After reasonable inquiry, to the best of the Company's knowledge, all executive officers, directors, subsidiaries and affiliates of the Company, excluding the Purchaser, Mr. Garcia, Mr. Sullivan and their affiliates, currently intend to tender the maximum number of shares of Common Stock held of record or beneficially owned by them that they are permitted to tender pursuant to the terms of the Amended Offer.

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      The Special Transaction Committee entered into a letter agreement with U.S. Bancorp Piper Jaffray dated as of November 30, 2001 (the "Engagement Letter"), pursuant to which the Special Transaction Committee engaged U.S. Bancorp Piper Jaffray to act as its exclusive financial advisor in connection with the Original Offer. Subject to the terms and conditions of the Engagement Letter, U.S. Bancorp Piper Jaffray agreed to act as exclusive financial advisor to the Special Transaction Committee and to assist the Committee with a financial analysis of the Original Offer or an alternate transaction and, if requested by the Committee, to render an opinion to the Committee regarding the fairness, from a financial point of view, to the Company's stockholders of the offer price or other consideration to be received by the stockholders in the Original Offer or an alternate transaction. In connection with the Engagement Letter, the Company agreed to pay U.S. Bancorp Piper Jaffray a fee of $250,000 to be paid upon delivery of U.S. Bancorp Piper Jaffray's financial analysis to the Committee, and an additional fee of $300,000 in the event that U.S. Bancorp Piper Jaffray were asked to and did render an opinion with regard to the fairness, from a financial point of view, to the Company's stockholders of the offer price or other consideration in the Original Offer or an alternate transaction. In addition, the Company has agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out of pocket expenses in connection with its engagement and to indemnify U.S. Bancorp Piper Jaffray against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

      In May 2001, U.S. Bancorp Piper Jaffray was engaged by the Company to render financial advisory services to a special committee of the Board of Directors on an exclusive basis concerning the special committee's assessment of Mr. Garcia's April 16, 2001 merger proposal and alternatives to that proposal. U.S. Bancorp Piper Jaffray was paid a cash fee of $100,000 in connection with the engagement, and will be reimbursed for its expenses.

      U.S. Bancorp Piper Jaffray provided services to the Company in connection with the sale of an affiliated company, Cygnet Dealer Finance, Inc. to Mr. Garcia in December 1999. U.S. Bancorp Piper Jaffray acts as a market maker for the Company's Common Stock and in the past has issued research reports and recommendations on the Company's Common Stock.

      The Special Committee also retained the firm of Quarles & Brady Streich Lang LLP to act as legal advisor to the Special Transaction Committee in connection with the Original Offer, as amended.

      Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Common Stock on the Company's behalf concerning the Original Offer, as amended.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Except for (i) Mr. Garcia's open market purchase of 350,000 shares of Common Stock for $2.51 per share on November 1, 2001 and (ii) Mr. Garcia's open market purchase of 215,100 shares of Common Stock for $2.51 per share on November 8, 2001, no transactions in Common Stock have been effected during the past 60 days by Ugly Duckling or, to the knowledge of Ugly Duckling, by any executive officer, director or affiliate of the Company.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Except as set forth in this Statement, Ugly Duckling is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Ugly Duckling's securities by Ugly Duckling, any subsidiary of Ugly Duckling or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Ugly Duckling or any subsidiary of Ugly Duckling; (3) a purchase, sale or transfer of a material amount of assets of Ugly Duckling or any subsidiary of Ugly Duckling; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Ugly Duckling.

      Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

      In a letter to the Special Transaction Committee dated December 5, 2001, Mr. Garcia requested the Committee to evaluate the Amended Offer and the Merger, which the Committee recommended and the Board of Directors approved on December 9, 2001.

ITEM 8.     ADDITIONAL INFORMATION.

      ANTITRUST

      The acquisition by Mr. Garcia of Common Stock pursuant to the Offer is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      STATE ANTI-TAKEOVER STATUTE

      Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation such as Ugly Duckling from engaging in a "business combination" (defined to include a variety of transactions, including tender offers) with an "interested stockholder" (defined generally as a person that beneficially owns at least 15% of the outstanding voting stock of the subject corporation) for three years after the date on which that person became an interested stockholder unless, before that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in that person becoming an interested stockholder. These restrictions are not applicable to the Amended Offer because Ugly Duckling, by a provision in its certificate of incorporation, has effectively opted out of Section 203.

      APPRAISAL

      Holders of Common Stock do not have statutory appraisal rights as a result of the Offer.

      LITIGATION

      On March 20, 2001, a stockholder derivative complaint was filed, purportedly on behalf of the Company, in the court of Chancery for the State of Delaware in New Castle County, captioned Berger v. Garcia, et al., No. 18746NC. The complaint alleges that the Company's then current directors breached fiduciary duties owed to the Company in connection with certain transactions between the Company and Mr. Garcia and various entities controlled by Mr. Garcia. The complaint was amended on April 17, 2001 to add a second cause of action, on behalf of all persons who own Common Stock and their successors in interest, which alleges that the Company's then current directors breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of the outstanding shares of Common Stock not owned by him. The Company is named as a nominal defendant in the action. The original cause of action seeks to void all transactions deemed to have been approved in breach of fiduciary duty and recovery by the Company of alleged compensatory damages sustained as a result of the transactions. The second cause of action seeks to enjoin the Company from proceeding with the proposed acquisition by Mr. Garcia, or, in the alternative, awarding compensatory damages to the class.

      Following Mr. Garcia's offer in early April 2001 to purchase all outstanding shares of Common Stock, five additional and separate purported stockholder class action complaints were filed between April 17, and April 25, 2001 in the Court of Chancery for the State of Delaware in New Castle County. They are captioned Turberg v. Ugly Duckling Corp., et al., No. 18828NC, Brecher
v. Ugly Duckling Corp., et al., No. 18829NC, Suprina v. Ugly Duckling Corporation, et al., No. 18830NC, Benton v. Ugly Duckling Corp., et al., No. 18843NC. These lawsuits were very similar to the lawsuits that were filed in connection with Mr. Garcia's offer to take the Company private in early October of 2000. Mr. Garcia withdrew his offer to take the Company private in the latter part of October 2000, and in March of 2001 all of the outstanding lawsuits filed in connection with that offer were voluntarily dismissed by the plaintiffs.

      With respect to the lawsuits filed in April of 2001, each complaint alleges that the Company, and its directors, breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of the outstanding shares of Common Stock not owned by him. The complaints seek to enjoin the proposed acquisition by Mr. Garcia and to recover compensatory damages caused by the proposed acquisition and the alleged breach of fiduciary duties. All of these cases were consolidated June 5, 2001.

      In September of 2001, Mr. Garcia withdrew his offer to purchase the outstanding Common Stock. On November 26, 2001 Mr. Garcia initiated the Original Offer. Prior to doing so, on November 16, 2001,

Mr. Garcia announced his intention of initiating the Original Offer. That same day, the plaintiffs amended the consolidated cases to re-allege the derivative claims and replaced the class claims related to the April 16th proposal with class claims challenging and seeking to enjoin the Original Offer. The amended complaint alleges that the defendants have breached or aided and abetted in the breach of their fiduciary duties, and seeks to void the transactions challenged in the derivative claims and recover compensatory damages on behalf of the purported class and the Company.

      On December 9, 2001, the Company, Mr. Garcia and the other defendants entered into an agreement in principle with the plaintiffs to settle all pending litigation, conditioned upon the amendment of the Original Offer to include the terms and provisions of the Amended Offer, and upon other conditions set forth in the agreement.

      OTHER MATERIAL INFORMATION

      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

      ITEM 9.     EXHIBITS.


      The following are exhibits to this Statement.

      EXHIBIT NO.                          DESCRIPTION
      -----------                          -----------
         1*        Letter to Stockholders dated December 7, 2001

         2*        Selected Sections of the Company's Proxy Statement dated
                   November 14, 2001

         3*        Company's Press Release, dated December 4, 2001

         4**       Agreement and Plan of Merger, dated as of December 10,
                   2001, by and among Ugly Duckling Corporation, UDC Holdings
                   Corp., UDC Acquisition Corp., Ernest C. Garcia II and
                   Gregory B. Sullivan

         5**       Company's Press Release, dated December 10, 2001

         6****     U.S. Bancorp Piper Jaffray Presentation Materials dated
                   December 5, 2001

         7***      U.S. Bancorp Piper Jaffray Fairness Opinion

         8****     Revised Recommendation Letter to Stockholders dated
                   December 14, 2001



* Previously filed with the SEC on December 7, 2001 as an exhibit to the Company's Schedule 14D-9.

** Previously filed with the SEC on December 10, 2001 as an exhibit to Amendment No. 1 to the Company's Schedule 14D-9.

*** Previously filed with the SEC on December 13, 2001 as an exhibit to Amendment No. 2 to the Company's Schedule 14D-9.

**** Filed herewith.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    UGLY DUCKLING CORPORATION

                                    By:   /s/ JON D. EHLINGER
                                          ------------------------------
                                    Name:  Jon D. Ehlinger
                                    Title: Vice President, Secretary &
                                           General Counsel

Dated:  December 14, 2001

                                 EXHIBIT INDEX


      EXHIBIT NO.                          DESCRIPTION
      -----------                          -----------
         1*        Letter to Stockholders dated December 7, 2001

         2*        Selected Sections of the Company's Proxy Statement dated
                   November 14, 2001

         3*        Company's Press Release, dated December 4, 2001

         4**       Agreement and Plan of Merger, dated as of December 10,
                   2001, by and among Ugly Duckling Corporation, UDC Holdings
                   Corp., UDC Acquisition Corp., Ernest C. Garcia II and
                   Gregory B. Sullivan

         5**       Company's Press Release, dated December 10, 2001

         6****     U.S. Bancorp Piper Jaffray Presentation Materials dated
                   December 5, 2001

         7***      U.S. Bancorp Piper Jaffray Fairness Opinion

         8****     Revised Recommendation Letter to Stockholders dated
                   December 14, 2001



* Previously filed with the SEC on December 7, 2001 as an exhibit to the Company's Schedule 14D-9.

** Previously filed with the SEC on December 10, 2001 as an exhibit to Amendment No. 1 to the Company's Schedule 14D-9.

*** Previously filed with the SEC on December 13, 2001 as an exhibit to Amendment No. 2 to the Company's Schedule 14D-9.

**** Filed herewith.